

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Martin P. Klein
Chief Financial Officer
Athene Holding Ltd
Second Floor, Washington House
16 Church Street
Hamilton, HM 11, Bermuda

> **Re: Athene Holding Ltd**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-37963**

Dear Martin P. Klein:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Finance